March 31, 2009

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks Place
Escondido, CA 92029-2900

> **Re: NetREIT**
> **Form 10**
> **Filed May 6, 2008, as amended on September 5, 2008 and**
> **December 31, 2008**
> **File No. 001-39049**

Dear Mr. Heilbron:

We have reviewed your response letter dated March 6, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It does not appear that you have included a response to our comment 2 from our letter dated February 2, 2009. Please advise.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

3.   We note that you have filed on Form 8-K information concerning certain recent acquisitions since the filing of your last Form 10. Please advise us how you will

comply with the requirements in Rule 8-06 of Regulation S-X for any material acquisitions.

Financial Statements and Notes

Note 1 – Organization, page 62

4.   With respect to comment 8, we will complete our final review of your proposed changes upon receipt of the fully restated financial statements to be included in your amended Form 10 and Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008.

5.   We read your response to comment 9, please update your accounting policy disclosure to indicate your consideration of EITF 04-5 in determining the appropriate accounting for your joint ventures.

6.   We read your response to comment 10. Please confirm you will update your accounting policy disclosure with respect to gain recognition of partial sales to reflect your consideration of paragraph 33 of SFAS 66.

Note 2 – Significant Accounting Policies

Property Acquisitions, pages 62-63

7.   Your policy in Note 2 to your audited financial statements, states that amounts allocated to land, buildings and improvements are derived from recent tax assessments. Please tell us how your policy complies with paragraph 36 of SFAS 141 and revise as appropriate to clarify how you determine fair value.

8.   We read your response to comment 12. Please file your required Item 4.02 Form 8-K. The Form 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and your time frame for filing the restated financial statements.

9.   We read your response to comment 13. It does not appear that you filed a request with Division of Corporation Finance's Office of Chief Accountant. Please note that that we are unable to clear this comment until all financial statements required under Rule 8-06 of Regulation S-X are provided or waivers for each property are submitted for consideration to the Division of Corporation Finance's Office of Chief Accountant.

10.   We read your response to comment 14. Your representation that there was not a provision for the transfer of ownership under the terms of the lease seems contradictory to the notion that there is some value ascribable to an option to purchase the land. Please confirm that the terms of the original ground lease were not modified through your acquisition of the property and that a new lease was not executed between you and the ground lessor, otherwise it would seem that you should re-evaluate the classification of the lease under SFAS 13. Reference is made to paragraph 15 of FIN 21. Also please clearly disclose the terms of the lease arrangement including any purchase options. With respect to your proposal to reflect the option as an unamortized intangible asset, provide your basis in GAAP for this treatment under SFAS 141 and 142 and disclose the assumptions used in determining fair value of the option.

* * * *

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq.
        Rushall & McGeever
        Via facsimile (760) 438-3026